Exhibit 99.1

EVOGENE LTD.
13 Gad Feinstein Street
Park Rehovot, P.O.B. 2100
Rehovot 7612002, Israel

January 29, 2014
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NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 11, 2014
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Evogene Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders of Evogene Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Tuesday, March 11, 2014, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel for the following purposes:

(1) Election of Mr. Akiva Mozes and re-election of Mr. Ziv Kop (referred to collectively herein as the New Directors) to serve as directors of our Company for a one year term.

(2) Approval of a compensation policy for the directors and other office holders of our Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

(3) Assuming approval of Proposal 1, approval of an initial grant of options, to purchase 10,000 of our ordinary shares and subsequent annual grants of options, to purchase 2,500 of our ordinary shares, to each of the New Directors, in accordance with the grant mechanism described in the Compensation Policy, and subject to the terms thereof (including continued service by the New Directors on our board of directors).

(4) Approval of the payment of a special, one-time cash bonus in an amount of $217,000 to Mr. Ofer Haviv, our Chief Executive Officer, in respect of his role in the successful consummation of our initial public offering in the United States.

Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal. In addition, the approval of Proposal 1 furthermore requires a special majority of seventy-five percent (75%) of the shares voted on that proposal (excluding abstentions), while the approval of each of Proposals 2, 3 and 4 is subject to satisfaction of one of the following, additional voting requirements (such requirements do not apply to Proposal 3 if Proposal 2 is approved):

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the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

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the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company under the Companies Law.

Our board of directors recommends that you vote in favor of the above proposals, which will be described in a proxy statement that we will send to our shareholders.  That proxy statement and a related proxy card will also be furnished to the Securities and Exchange Commission (SEC) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at  http://investors.evogene.com/sec-filings.aspx. The full text of the proposed resolutions, together with the form of proxy card for the meeting, may also be viewed beginning on February 10, 2014, at the registered office of the Company, 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time).  Our telephone number at our registered office is +972-8-9311900.

Holders of record of our ordinary shares at the close of business on Thursday, February 6, 2014 are entitled to notice of and to vote at the meeting.  All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person will be requested to vote by completing, dating and signing a form of proxy.  You may send your completed proxy card to us by mail. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company.  If sending your proxy card to us by mail, the proxy card must be received by our transfer agent or at our registered office at least two business days prior to the appointed time of the meeting (that is, on Friday, March 7, 2014) to be validly included in the tally of ordinary shares voted at the meeting, unless we waive that requirement.  Your proxy card, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” the proposals described above. If you attend the meeting, you may vote in person and in such case your proxy card will not be used.  Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy card that will be sent to you.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you should complete the proxy or voting instruction card that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.  You may also provide such voting instructions via the Internet, at the website www.proxyvote.com.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy (in the form to be filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Inbal Israeli Gaffa, Legal Advisor and Merav Shaul Shalem, Legal Advisor, facsimile number 972-8-9466724, e-mail address: inbalig@evogene.com.

By order of the Board of Directors, Martin S. Gerstel Chairman of the Board